EIGER FILES FIRST QUARTER RESULTS ON SEDAR

Toronto, February 19, 2007 - Eiger Technology, Inc. (TSX: AXA OTCBB: ETIFF) ("Eiger") announces that the consolidated financial statements for the fiscal quarter ended December 31, 2006 with Management Discussion and Analysis has been filed on SEDAR (www.sedar.com).

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forwardlooking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
Jason Moretto, Chief Financial Officer, Eiger Technology, Inc., Telephone: (416) 216-8659, Ext. 302 jmoretto@eigertechnology.com